Exhibit (a)(30)

Press release	[I2 LOGO]

i2 Announces Voluntary Employee Stock Option Exchange Program

DALLAS – December 13, 2002 – i2 Technologies, Inc. (Nasdaq: ITWO), the leading provider of end-to-end supply chain management solutions, has announced that it intends to file documentation with the Securities and Exchange Commission, later today, with respect to a voluntary stock option exchange offer for employees. Under the plan, eligible employees will have the opportunity to exchange current stock options for replacement options at exchange ratios that, depending on the applicable exercise price of their current stock options, range from 1-for-1 to 10-for-1.

In addition to better aligning the interests of employees with shareholders, the establishment of the option exchange program with these ratios is expected to reduce the number of options outstanding and the associated potential dilution. For example, if 75 percent of the eligible option shares are submitted for exchange, the exchange program could reduce the number of outstanding i2 options by approximately 18 percent.

“We view this program as a way to provide an incentive to those i2 employees who are committed to the success of our company as we work to return to profitability in 2003,” said i2 CEO Sanjiv Sidhu. “Motivating and retaining our employees is essential to our future success, and we believe this program is one way for us to better align their interests with those of i2, its customers and shareholders.”

The new options are expected to be granted no earlier than July 15, 2003, and will have an exercise price equal to the closing price of i2 shares on the new option grant date. The company’s CEO, CFO and Board of Directors are not participating in the program. The company expects that the employee stock option exchange program will not result in a compensation charge. Further information concerning the program may be gathered by reviewing the Schedule TO, which is expected to be filed with the Securities and Exchange Commission later today.

About i2

The leading provider of end-to-end supply chain management solutions, i2 designs and delivers software that helps customers optimize and synchronize activities involved in successfully managing supply and demand. More than 1,000 of the world’s leading companies, including seven of the Fortune global top 10, have selected i2 to help solve their most critical supply chain challenges. Founded in 1988 with a commitment to customer success, i2 remains focused on delivering value by implementing solutions designed to provide a rapid return on investment. Learn more at www.i2.com.

i2 is a registered trademark of i2 Technologies US, Inc. and i2 Technologies, Inc.

i2 Cautionary Language

This press release may contain forward-looking statements that involve risks and uncertainties including forward-looking statements regarding the level of participation in and the benefits to be derived from the option exchange program. These forward-looking statements involve risks and uncertainties that may cause actual results to differ from those projected. For a discussion of factors, which could impact i2’s financial results and cause actual results to differ materially from those in forward-looking statements, please refer to i2’s recent filings with the SEC, particularly the Form 10-K filed April 1, 2002 and Form 10-Q filed November 14, 2002. i2 assumes no obligation to update the forward-looking information contained in this news release.

Media Contact:	Investor Contact:
Beth Elkin	Barry Sievert
i2 Technologies, Inc.	i2 Technologies, Inc.
469-357-4225	469-357-1000
beth_elkin@i2.com	investor@i2.com